Exhibit 99.1

Enthusiast Gaming Announces Opening Night Lineup for NFL Tuesday Night Gaming

NEW YORK and LOS ANGELES, Sept. 13, 2022 -- Enthusiast Gaming Holdings Inc. (“Enthusiast Gaming” or the “Company”) (NASDAQ:EGLX; TSX:EGLX), today announced the opening week lineup for NFL Tuesday Night Gaming (“NFL TNG”). A rotating roster of 12 NFL players or Legends and six gaming creators will be split into six teams of three. Teams will compete head-to-head across three game titles each night, including EA SPORTS™ Madden NFL, Fall Guys, Fortnite, Rocket League, and other titles to be announced.

NFL Tuesday Night Gaming debuts tonight, September 13 at 6:30 PM ET, and will stream live on YouTube at www.youtube.com/c/nfltng in the United States and Canada on Tuesdays during the 2022 NFL season. The live show will be hosted at the state-of-the-art WePlay Esports Arena in Los Angeles, CA.

For opening night, Enthusiast Gaming is excited to announce the following lineup:

NFL Players & Legends:

Amon-Ra St. Brown, Wide Receiver, Detroit Lions

Andre Reed, Legend, Wide Receiver, Buffalo Bills, Washington Commanders

Brian Orakpo, Legend, Linebacker, Washington Commanders, Tennessee Titans

Desean Jackson, Legend, Wide Receiver, Philadelphia Eagles, Washington Commanders, Tampa Bay Buccaneers, Los Angeles Rams, Las Vegas Raiders

Dion Dawkins, Tackle, Buffalo Bills

Jonathan Stewart, Legend, Running Back, Carolina Panthers, New York Giants

Kendrick Bourne, Wide Receiver, New England Patriots

Leonard Fournette, Running Back, Tampa Bay Buccaneers

Melvin Gordon III, RB, Denver Broncos

Marquez Valdes-Scantling, Wide Receiver, Kansas City Chiefs

Robert Griffin III, Legend, Quarterback, Washington Commanders, Cleveland Browns, Baltimore Ravens

Xavier McKinney, Safety, New York Giants

Gaming Creators:

Austin “Lucky Chamu”

Aydan “Aydan” Conrad

Matthew "Mizkif" Rinaudo

Nicholas "NICKMERCS" Kolcheff

Ronnie “Ronnie2K” Singh

“Susu_JPG”

Hosts:

Erin Ashley Simon

Rich W Campbell

Casters:

Guy “Blaze” Spencer

Ovilee May

“The goal of this show is to create something memorable that spotlights the intersection of gaming, sports, and lifestyle culture,” said Bill Karamouzis, President of Enthusiast Gaming. “The combination of NFL and gaming star power we have assembled for opening night of NFL Tuesday Night Gaming is both unique and ambitious and designed to entertain fans on a new level.”

For more information on what’s to come this season, visit www.nfltuesdaynightgaming.com.

About Enthusiast Gaming

Enthusiast Gaming is an integrated gaming entertainment company, building the largest media and content platform for video game and esports fans to connect and engage worldwide. Combining the elements of its four core pillars: Communities, Content, Creators, and Experiences, Enthusiast Gaming provides a unique opportunity and integrated approach to reach and connect with coveted GenZ and Millennial audiences. Through its proprietary mix of digital media and entertainment assets, Enthusiast Gaming has built a vast network of like-minded communities to deliver the ultimate fan experience.

Contacts

Enthusiast Gaming Investor Relations:

Eric Bernofsky, Chief Corporate Officer

investor@enthusiastgaming.com

Media Contacts

Liana Bailey, National Football League (NFL)

liana.bailey@nfl.com

Kayla Libuda, Enthusiast Gaming

klibuda@enthusiastgaming.com

Lana Rushing, Rushing PR for WePlay Esports

lana@rushingpr.com

Forward-Looking Statements

This news release contains certain statements that may constitute forward-looking information under applicable securities laws. All statements, other than those of historical fact, which address activities, events, outcomes, results, developments, performance or achievements that Enthusiast Gaming anticipates or expects may or will occur in the future (in whole or in part) should be considered forward-looking information. Often, but not always, forward-looking information can be identified by the use of words such as “plans”, “expects”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates”, or “believes” or variations (including negative variations) of such words and phrases, or statements formed in the future tense or indicating that certain actions, events or results “may”, “could”, “would”, “might” or “will” (or other variations of the forgoing) be taken, occur, be achieved, or come to pass.

Forward-looking statements are based on assumptions and analyses made by the Company in light of its experience and its perception of historical trends, current conditions and expected future developments. In addition, forward-looking statements necessarily involve known and unknown risks, including, without limitation, risks associated with general economic conditions; adverse industry events; and future legislative, tax and regulatory developments. Readers are cautioned that the foregoing list is not exhaustive. For more information on the risks, uncertainties and assumptions that could cause anticipated opportunities and actual results to differ materially, please refer to the public filings of Enthusiast Gaming which are available on SEDAR at www.sedar.com. Readers are further cautioned not to place undue reliance on forward-looking statements as there can be no assurance that the plans, intentions or expectations upon which they are placed will occur. Such information, although considered reasonable by management at the time of preparation, may prove to be incorrect and actual results may differ materially from those anticipated. Forward-looking statements contained in this news release are expressly qualified by this cautionary statement and reflect our expectations as of the date hereof, and thus are subject to change thereafter. Enthusiast Gaming disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by applicable law.

Neither the Toronto Stock Exchange nor its Regulation Services Provider (as that term is defined in the policies of the exchange) accepts responsibility for the adequacy or accuracy of this release.